EXHIBIT I


                           EWG/FUCO INVESTMENTS LIMIT


         In the accompanying Application,1 Cinergy requests Commission authorization to issue and sell securities for (among other purposes) investments in EWG/FUCO Projects in an aggregate amount not to exceed the EWG/FUCO Investments Limit.2 Since the total investment contemplated by Cinergy's proposal exceeds the Rule 53(a) safe harbor, Cinergy must satisfy the more exacting criteria of Rule 53(c), namely, that its proposal:

        will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

        will not have an adverse impact on any utility subsidiary of the registered holding company system or its customers, or on the ability of state commissions to protect such subsidiary or customers.

         For the following reasons, Cinergy's proposal will not produce any such impacts.

        1. Financing Parameters; Reasonable Relative Size of Proposed Investment Authority

         The financing parameters specified in Item 1.D of the Application are important safeguards to help ensure that any investments of authorized financing proceeds in EWG/FUCO Projects will not adversely impact the financial integrity of the Cinergy System. Of special relevance here, Cinergy would be precluded from issuing or selling any of the requested securities, other than common stock, for such investments if at the time in question Cinergy did not satisfy both the Common Equity Condition and the Ratings Condition. Currently, Cinergy's financial condition is strong. For example, at September 30, 2004, common equity comprised 41.1% of Cinergy's consolidated capitalization, and Cinergy's outstanding securities that were rated (senior unsecured debt, commercial paper and preferred trust securities) were rated investment grade by Fitch, Moody's and S&P.

         Moreover, the requested authority of 100% of consolidated retained earnings plus $2.0 billion is reasonable in terms of size, taking into account benchmarks looked to by the Commission in granting similar requests by other registered holding companies. At September 30, 2004, the proposed investment authority represented 39% of Cinergy's consolidated capitalization, 25% of Cinergy's consolidated assets and 50% of the aggregate market value of Cinergy's common stock.3

        2.       Project Review Process/Risk Mitigation

         At Cinergy, proposed investments in EWGs and FUCOs undergo a disciplined investment review process to assure that the risks associated with these investments are identified and appropriately mitigated, while at the same time serving Cinergy's overall strategic goals. Every proposed EWG/FUCO Project undergoes a series of reviews or screens (a) by project managers responsible for identifying business opportunities and by the business unit president to which those managers ultimately report and (b) depending on the dollar amount of the proposed investment or other relevant factors, by one or more committees of senior management and Cinergy's Board of Directors. Cinergy's Board of Directors reviews all proposed investments in excess of $25 million. Cinergy strives to ensure that proposed EWG/FUCO Projects will contribute to Cinergy's overall growth, building upon Cinergy's strengths and resources to achieve broad corporate objectives within budgeting and expenditure guidelines. Thus, in reviewing each potential investment, the applicable project managers focus their review not only on whether the particular project satisfies Cinergy's investment criteria and is reasonably anticipated to generate earnings commensurate with risk, but also on whether the project advances Cinergy's strategic objectives.

         Potential investments are evaluated against a number of criteria including (i) economic viability of the project, (ii) political and regulatory risk, (iii) availability of non-recourse financing on reasonable terms and (iv) (as noted in the preceding paragraph) strategic fit. Analysis of the economic viability of the project includes an analysis of the overall industry environment in which the project will operate; the ability of the project to produce electricity at or below long-run marginal costs in the competitive region; and the creditworthiness of potential power purchasers and other project counterparties. Analysis of political and regulatory risks involves careful review of changing political and regulatory regimes as well as long-term economic stability in the competitive region. The analysis also includes review of permitting and environmental risks and legal risk associated with the ability to enforce contracts relating to the project and its financing. Cinergy's risk mitigation measures include structural separation of project investments; maintenance of a diverse project mix (including, e.g., both greenfield projects and acquisitions of existing plants); geographic diversity; risk sharing with joint venturers; fuel diversity; and up-front and ongoing consideration of an appropriate "exit" strategy (i.e., eventual sale of all or a portion of the investment, on acceptable terms and conditions, if circumstances warrant). Cinergy obtained non-recourse debt financing to fund a significant amount of the purchase price of its largest EWG/FUCO investment, its 1996 acquisition of 50% ownership of Midlands Electricity plc, a UK retail electricity company. Cinergy sold its interest in Midlands in 1999 at a substantial profit. Cinergy's principal EWG/FUCO investments have been, and will continue to be, in well-established, growing, and fundamentally stable energy markets, such as the United States and western Europe.

        3.       Financial Performance/Rule 53(b)

         Cinergy has made significant and regular investments in EWGs and FUCOs since becoming a registered holding company in 1994. During that ten-year period, Cinergy has suffered none of the adverse conditions specified in Rule 53(b). Specifically, (i) neither Cinergy nor any subsidiary thereof having assets with a book value exceeding an amount equal to 10% or more of Cinergy's consolidated retained earnings has been the subject of a bankruptcy or similar proceeding; (ii) there has been no decrease by 10% or more in the average of Cinergy's consolidated retained earnings for the four most recent quarterly periods as compared to the same average for the preceding four quarterly periods; and (iii) Cinergy has not incurred operating losses attributable to its direct or indirect investments in EWG/FUCO Projects in excess of 5% of Cinergy's consolidated retained earnings. Cinergy will promptly notify the Commission by post-effective amendment in this matter should any of these circumstances occur.

        4.       Operating Company Protections

         Nor will Cinergy's proposal to issue and sell securities and invest proceeds in EWGs and FUCOs in an amount not to exceed the EWG/FUCO Investments Limit result in any adverse impact on the Operating Companies (PSI, CG&E and ULH&P), their customers or the ability of the applicable state commissions to protect those subsidiaries and their customers.

         In the first place, any losses in connection with investments in EWGs and FUCOs would have no direct effect on the wholesale or retail electric or gas rates of the Operating Companies. The Operating Companies operate in states whose public utility commissions -- the Indiana, Ohio and Kentucky public utility commissions -- exercise extensive general supervisory authority over utilities subject to their jurisdiction, including with respect to rates and cost of service matters. These commissions have the authority to establish rates for regulated public utility service based upon a rate of return determined to be fair by the state commission.

         Second, additional project investments will not have a negative impact on the Operating Companies' ability to fund their operations, since the Operating Companies do not depend on Cinergy for capital. While Cinergy has elected from time to time to make capital contributions to the Operating Companies in support of initiatives to improve balance sheet strength, the Operating Companies act independently to finance their capital needs either through their own internal funds or from proceeds of external financings undertaken by them. The Operating Companies' financial condition is strong, as is evidenced by (among other benchmarks) current credit ratings. At September 30, 2004, all of the outstanding securities of the Operating Companies that were rated carried investment grade ratings by each of Fitch, Moody's and S&P.

         Third, other than possibly in connection with the Restructuring Subsidiaries, (x) no Operating Company has issued or will issue any security for the purpose of financing the acquisition, ownership or operation of any EWG/FUCO Project in which Cinergy has invested or will invest; (y) no Operating Company has assumed or will assume any obligation or liability as guarantor, endorser, surety or otherwise in respect of any security issued by any EWG or FUCO in which Cinergy has invested or will invest; and (z) no Operating Company has pledged or encumbered or will pledge or encumber any part of its utility assets for the benefit of an associate EWG or FUCO.

         Fourth, with regard to any potential transfer of CG&E generating facilities to Restructuring Subsidiaries, any such transaction will conform in all respects to the requirements of section 32 of the Act, including in particular the requirement for certain enumerated findings from the Ohio, Indiana and Kentucky public utility commissions as a condition to such transfer.

         Finally, Cinergy has complied and will continue to comply with the other conditions of Rule 53(a) conferring specific protections on customers of the Operating Companies and their state commissions, namely, (a) the requirements of Rule 53(a)(2) regarding the preparation and making available of books and records and financial reports regarding EWG/FUCO Projects; (b) the requirements of Rule 53(a)(3) regarding the limitation on the use of Operating Company employees in connection with providing services to EWG/FUCO Projects; and (c) the requirement of Rule 53(a)(4) regarding filing of copies of applications and reports.



1 Capitalized terms have the meanings assigned in the Application.

2 In the Application, Cinergy requests that the Commission reserve jurisdiction over that part of the overall request identified as the "Restructuring Limit."

3 See Northeast Utilities, et al., HCAR No. 27868A (July 2, 2004), which includes a chart comparing EWG/FUCO investment authority for several registered holding companies, with the range for such investment authority as a percentage of (i) consolidated capitalization being between 11.0% and 49.1%, (ii) consolidated assets being between 8.6% and 33.0%, and (iii) market value of outstanding common stock being between 7.8% and 60.1%.